EXHIBIT 4(e)

                  NURSING HOME CONFINEMENT / TERMINAL MEDICAL

                                CONDITION RIDER

GENERAL PROVISION - This rider is a part of the Certificate. It is subject to all the terms of the policy unless We state otherwise.

EFFECTIVE DATE - This rider becomes effective on the Issue Date shown on the Certificate Specifications Page, subject to the following requirements:

1. if the Annuitant is confined to a nursing home or has a Terminal Medical Condition on the Issue Date, then the Annuitant will not be covered under this rider; and

2. if the Annuitant's spouse is confined to a nursing home or has a Terminal Medical Condition on the Issue Date, then the Annuitant's spouse will not be covered under this rider.

CONSIDERATION - This rider is issued in consideration of the application. There is no cost associated with this rider.

BENEFIT - If the Annuitant is confined to a nursing home for a period of at least 90 days or has a Terminal Medical Condition, the Free Withdrawal Percentage as referenced in Section 8.1 is changed to 50%.

If the Annuitant's spouse is confined to a nursing home for a period of at least 90 days or has a Terminal Medical Condition, the Free Withdrawal Percentage as referenced in Section 8.1 is changed to 25%.

Terminal Medical Condition means a determinable medical condition, diagnosed by a physician practicing within the scope of his or her license, with the life expectancy of 12 months or less from the date of the physician's diagnosis.

TERMINATION - This rider will terminate upon the earlier of:

1.   The termination of the Certificate;

2. The date You specify provided We receive Written Notice 30 days prior to the date termination is to take effect.

Signed for the Valley Forge Life Insurance Company at Chicago, Illinois 60685.

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